Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-252723

Pricing Term Sheet
Dated as of August 16, 2021

Norfolk Southern Corporation

$600,000,000 2.900% Senior Notes due 2051

The following information, which should be read in conjunction with the Preliminary Prospectus Supplement dated August 16, 2021 (the “Preliminary Prospectus Supplement”), supplements, and to the extent it is inconsistent with replaces, the information set forth in the Preliminary Prospectus Supplement.

Issuer:	Norfolk Southern Corporation

Format:	SEC Registered

Expected Ratings* (Moody’s/S&P):	Baa1/BBB+

Denominations:	$2,000 x $1,000

Trade Date:	August 16, 2021

Settlement Date:	August 25, 2021 (T+7)

Principal Amount:	$600,000,000

Maturity Date:	August 25, 2051

Benchmark Treasury:	2.375% due May 15, 2051

Benchmark Treasury Price / Yield:	110-16+ / 1.910%

Spread to Benchmark Treasury:	T + 103 basis points

Yield to Maturity:	2.940%

Coupon:	2.900%

Interest Payment Dates:	February 25 and August 25, commencing February 25, 2022

Public Offering Price:	99.206% of the principal amount

Optional Redemption:	Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is six months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 20 basis points, and (ii) if the notes are redeemed on or after the date that is six months prior to the Maturity Date, 100%

CUSIP / ISIN:	655844 CL0 / US655844CL04

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Capital One Securities, Inc. Fifth Third Securities, Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800- 831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, or U.S. Bancorp Investments, Inc. at 1-877-558-2607. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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